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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50671

KH 3/10

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/11___ AND ENDING ___12/31/11___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chicago Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 4375
                              (No. and Street)

Chicago   Illinois   60606
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark DeRolf   (312) 374-9000
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name – if individual, state last, first, middle name)

111 South Wacker Drive   Chicago   IL   60606
    (Address)   (City)   (State)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

AFFIRMATION

I, Steven Gerbel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and schedules pertaining to Chicago Capital Management, L.P., as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____   __2/21/12_____
Steven Gerbel   Date
Managing Member of the General Partner
Chicago Capital Management, L.P.

_____
Notary Public

Chicago Capital Management, L.P.
(SEC I.D. No. 8-50671)

Statement of Financial Condition as of
December 31, 2011, Independent Auditor's Report,
and Supplemental Report on Internal Control

PUBLIC

This report is deemed **PUBLIC** in accordance with Rule
17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Chicago Capital Management, L.P. (the "Partnership"), an Illinois Limited Partnership, as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chicago Capital Management, L.P. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2012

Member of
Deloitte Touche Tohmatsu Limited

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	705,377
Receivables:		
Clearing Broker		11,301,175
Dividend		15,446
Securities owned - at fair value, pledged as collateral		57,602,926
Other assets		11,083
Total Assets	$	69,636,007

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Securities sold, not yet purchased - at fair value	$	23,840,076
Payables:		
Clearing Broker		6,956,738
Interest		3,250
Dividend		32,881
Limited Partners' withdrawals		1,217,404
Limited Partners' subscriptions received in advance		204,685
Accounts payable and accrued liabilities		97,792
Total Liabilities		32,352,826
Partners' Capital	$	37,283,181
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	69,636,007

See notes to statement of financial condition.

CHICAGO CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

1. DESCRIPTION OF BUSINESS

Chicago Capital Management, L.P. (the "Partnership") an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange, Incorporated. The Partnership engages in proprietary trading within an investment objective to achieve superior risk adjusted returns. The general partner of the Partnership is Brown Trout Management, LLC (the "General Partner"), an Illinois limited liability company.

The Partnership consists of several limited partners, one of which is the Chicago Capital Master Fund, Ltd. (the "Master Fund"). The Master Fund is a Cayman Islands Exempted Company which serves as an investment vehicle into the Partnership for Chicago Capital Management, LLC and Chicago Capital Offshore Fund, Ltd. (collectively the "Funds"). The General Partner serves as the investment manager to the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of securities owned and securities sold, not yet purchased.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. See *Note 3 – Fair Value Disclosure*.

Cash and Cash Equivalents — Cash consists primarily of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Discolusres.* Proprietary securities transactions are recorded on a trade-date basis.

Receivable from and Payable to Clearing Broker — Receivables from and payables to clearing broker primarily include margin borrowings collateralized by securities owned as well as net receivables/payables arising from unsettled trades. Due to the short term nature, the amounts recognized approximate fair value.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. As of

December 31, 2011, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's financial statements for uncertain tax positions. The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners.

Recent Accounting Standards Updates — In January 2010, FASB issued ASU 2010-06, *Fair Value Measurements and Disclosure—Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amended ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820"), to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarified existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Partnership adopted ASU 2010-06 in 2010, with the exception of the requirement to provide disclosure of the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which the Partnership adopted in 2011.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), modifying Topic 820. At the same time, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard ("IFRS") 13, Fair Value Measurement. The objective by the FASB and IASB is convergence of their guidance on fair value measurements and disclosures. Specifically, ASU 2011-04 requires reporting entities to disclose (i) the amounts of any transfers between Level 1 and Level 2, and the reasons for the transfers, (ii) for Level 3 fair value measurements, quantitative information about significant unobservable inputs used, (iii) a description of the valuation processes used by the reporting entity and, (iv) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs is a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU 2011-04 is for interim and annual periods beginning after December 15, 2011, and is therefore not effective for the current fiscal year. The Partnership is in the process of assessing the impact of the updated standards on the Partnership's financial statements, if any.

3. **FAIR VALUE DISCLOSURE**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Partnership's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on managements own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned — Securities owned consists of exchange-traded equity securities such as common stock and convertible preferred stock. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. For equity securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consists of common stock. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's net assets as of December 31, 2011 is as follows:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stock	$ 56,929,905	$ -	$ -	$ 56,929,905
Convertible Preferred Stock	673,021	-	-	673,021
Total	$ 57,602,926	$	$	$ 57,602,926
Securites Sold, Not Yet Purchased:				
Common Stock	$ 23,840,076	$ -	$ -	$ 23,840,076
Total	$ 23,840,076	$ -	$ -	$ 23,840,076

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2011, other than securities sold, not yet purchased.

4. CLEARING AGREEMENT

The Partnership has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to full customer margin requirements of Regulation T. Outstanding margin as of December 31, 2011 is collateralized by securities owned and bears interest equal to the Fed Funds rate plus 75 basis points, or 0.79% as of December 31, 2011. The agreement requires that the Partnership maintain a minimum net equity of $1 million with GSEC.

5. RELATED-PARTY TRANSACTIONS

The partnership agreement provides the General Partner shall solely conduct and manage the business of the Partnership. The General Partner is entitled to one or more fees depending on the class of interests held by the limited partner and the amount invested by such limited partner. The Partnership pays the General Partner a quarterly management fee equal to a percentage of net assets and/or special performance allocation with respect to the cumulative trading profit in each limited partners' capital account at the end of each quarter, as indicated by respective class below.

	Special Allocation	Management Fee (per annum)
Class A	40%	0%
Class B	30%	0%
Class C*	20%	1%
Class D**	0%	0%
Class E	20%	0%

*Class C available only to limited partners with at least $3 million invested in the Partnership
**Class D available only to Chicago Capital Master Fund, Ltd.

In addition, to the extent that the Partnership does not generate a cumulative trading profit at the end of a quarter, the Partnership shall reimburse the General Partner for any operating expenses incurred by the General Partner during such calendar quarter.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISKS

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts ("credit risk") and from changes in the values of the underlying financial instruments ("market risk"). The Partnership is subject to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

7. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The Partnership is subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Partnership's financial condition.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000.

At December 31, 2011, the Partnership had net capital of $22,995,859 which was $22,428,342 in excess of its required net capital of $567,517. The Partnership's ratio of aggregate indebtedness to net capital was 0.37 to 1.00.

Capital withdrawals are anticipated to be made by the partners within the first six months of 2012, subject to applicable regulatory limitations.

9. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2011 to assess the need for potential recognition or disclosure in this statement of financial condition. Such events were evaluated through the date the statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

February 21, 2012

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Chicago Capital Management, L.P. (the "Partnership") as of and for the year ended December 31, 2011 (on which we issued our report dated February 21, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required under Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Chicago Capital Management, L.P.
(SEC I.D. No. 8-50671)

Statement of Financial Condition as of
December 31, 2011, Independent Auditor's Report,
and Supplemental Report on Internal Control

PUBLIC


Chicago Capital
Management, L.P.
(SEC I.D. No. 8-50671)

Statement of Financial Condition as of
December 31, 2011, Independent Auditor's Report,
and Supplemental Report on Internal Control

PUBLIC

This report is deemed **PUBLIC** in accordance with Rule
17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Chicago Capital Management, L.P. (the "Partnership"), an Illinois Limited Partnership, as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chicago Capital Management, L.P. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2012

Member of
Deloitte Touche Tohmatsu Limited

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 705,377
Receivables:	
Clearing Broker	11,301,175
Dividend	15,446
Securities owned - at fair value, pledged as collateral	57,602,926
Other assets	11,083
Total Assets	$ 69,636,007

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, not yet purchased - at fair value	$ 23,840,076
Payables:	
Clearing Broker	6,956,738
Interest	3,250
Dividend	32,881
Limited Partners' withdrawals	1,217,404
Limited Partners' subscriptions received in advance	204,685
Accounts payable and accrued liabilities	97,792
Total Liabilities	32,352,826
Partners' Capital	$ 37,283,181
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 69,636,007

See notes to statement of financial condition.

CHICAGO CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

1. **DESCRIPTION OF BUSINESS**

   Chicago Capital Management, L.P. (the "Partnership") an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange, Incorporated. The Partnership engages in proprietary trading within an investment objective to achieve superior risk adjusted returns. The general partner of the Partnership is Brown Trout Management, LLC (the "General Partner"), an Illinois limited liability company.

   The Partnership consists of several limited partners, one of which is the Chicago Capital Master Fund, Ltd. (the "Master Fund"). The Master Fund is a Cayman Islands Exempted Company which serves as an investment vehicle into the Partnership for Chicago Capital Management, LLC and Chicago Capital Offshore Fund, Ltd. (collectively the "Funds"). The General Partner serves as the investment manager to the Funds.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of securities owned and securities sold, not yet purchased.

   Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. See *Note 3 – Fair Value Disclosure.*

   Cash and Cash Equivalents — Cash consists primarily of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days.

   Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Discolusres.* Proprietary securities transactions are recorded on a trade-date basis.

   Receivable from and Payable to Clearing Broker — Receivables from and payables to clearing broker primarily include margin borrowings collateralized by securities owned as well as net receivables/payables arising from unsettled trades. Due to the short term nature, the amounts recognized approximate fair value.

   Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. As of

December 31, 2011, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's financial statements for uncertain tax positions. The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners.

Recent Accounting Standards Updates — In January 2010, FASB issued ASU 2010-06, *Fair Value Measurements and Disclosure—Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amended ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820"), to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarified existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Partnership adopted ASU 2010-06 in 2010, with the exception of the requirement to provide disclosure of the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which the Partnership adopted in 2011.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (*"ASU 2011-04"), modifying Topic 820. At the same time, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard ("IFRS") 13, Fair Value Measurement. The objective by the FASB and IASB is convergence of their guidance on fair value measurements and disclosures. Specifically, ASU 2011-04 requires reporting entities to disclose (i) the amounts of any transfers between Level 1 and Level 2, and the reasons for the transfers, (ii) for Level 3 fair value measurements, quantitative information about significant unobservable inputs used, (iii) a description of the valuation processes used by the reporting entity and, (iv) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs is a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU 2011-04 is for interim and annual periods beginning after December 15, 2011, and is therefore not effective for the current fiscal year. The Partnership is in the process of assessing the impact of the updated standards on the Partnership's financial statements, if any.

3. FAIR VALUE DISCLOSURE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Partnership's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on managements own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned — Securities owned consists of exchange-traded equity securities such as common stock and convertible preferred stock. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. For equity securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consists of common stock. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's net assets as of December 31, 2011 is as follows:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stock	$ 56,929,905	$ -	$ -	$ 56,929,905
Convertible Preferred Stock	673,021	-	-	673,021
Total	$ 57,602,926	$	$	$ 57,602,926
Securites Sold, Not Yet Purchased:				
Common Stock	$ 23,840,076	$ -	$ -	$ 23,840,076
Total	$ 23,840,076	$ -	$ -	$ 23,840,076

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2011, other than securities sold, not yet purchased.

4. CLEARING AGREEMENT

The Partnership has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to full customer margin requirements of Regulation T. Outstanding margin as of December 31, 2011 is collateralized by securities owned and bears interest equal to the Fed Funds rate plus 75 basis points, or 0.79% as of December 31, 2011. The agreement requires that the Partnership maintain a minimum net equity of $1 million with GSEC.

5. RELATED-PARTY TRANSACTIONS

The partnership agreement provides the General Partner shall solely conduct and manage the business of the Partnership. The General Partner is entitled to one or more fees depending on the class of interests held by the limited partner and the amount invested by such limited partner. The Partnership pays the General Partner a quarterly management fee equal to a percentage of net assets and/or special performance allocation with respect to the cumulative trading profit in each limited partners' capital account at the end of each quarter, as indicated by respective class below.

	Special Allocation	Management Fee (per annum)
Class A	40%	0%
Class B	30%	0%
Class C*	20%	1%
Class D**	0%	0%
Class E	20%	0%

*Class C available only to limited partners with at least $3 million invested in the Partnership
**Class D available only to Chicago Capital Master Fund, Ltd.

In addition, to the extent that the Partnership does not generate a cumulative trading profit at the end of a quarter, the Partnership shall reimburse the General Partner for any operating expenses incurred by the General Partner during such calendar quarter.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISKS

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts ("credit risk") and from changes in the values of the underlying financial instruments ("market risk"). The Partnership is subject to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

7. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The Partnership is subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Partnership's financial condition.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000.

At December 31, 2011, the Partnership had net capital of $22,995,859 which was $22,428,342 in excess of its required net capital of $567,517. The Partnership's ratio of aggregate indebtedness to net capital was 0.37 to 1.00.

Capital withdrawals are anticipated to be made by the partners within the first six months of 2012, subject to applicable regulatory limitations.

9. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2011 to assess the need for potential recognition or disclosure in this statement of financial condition. Such events were evaluated through the date the statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

February 21, 2012

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Chicago Capital Management, L.P. (the "Partnership") as of and for the year ended December 31, 2011 (on which we issued our report dated February 21, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required under Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of
Deloitte Touche Tohmatsu Limited

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP